Filed pursuant to Rule 433

May 9, 2016

Relating to

Preliminary Prospectus Supplement dated May 9, 2016 to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462-03

DUKE ENERGY INDIANA, LLC
$500,000,000 FIRST MORTGAGE BONDS,

SERIES XXX, 3.75%, DUE MAY 15, 2046

Pricing Term Sheet

Issuer:	Duke Energy Indiana, LLC

Ratings* (Moody’s / S&P / Fitch):	Aa3 / A / A

Settlement:	May 12, 2016; T+3

Security Description:	First Mortgage Bonds, Series XXX, 3.75%, Due May 15, 2046

Interest Payment Dates:	May 15 and November 15 of each year, beginning on November 15, 2016

Principal Amount:	$500,000,000

Maturity:	May 15, 2046

Coupon:	3.75%

Benchmark Treasury:	3.000% due November 15, 2045

Benchmark Treasury Yield:	2.615%

Spread to Benchmark Treasury:	+115 bps

Yield to Maturity:	3.765%

Price to Public:	99.731% per Mortgage Bond

Redemption Provisions:

At any time before November 15, 2045 (which is the date that is six months prior to maturity of the Mortgage Bonds (the “Par Call Date”)), the Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Mortgage Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Mortgage Bonds being redeemed that would be due if the Mortgage Bonds matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis

(assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in either case, accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, such redemption date.

At any time on or after the Par Call Date, the Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds being redeemed plus accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	26443T AA4/ US26443TAA43

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc. DNB Markets, Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

Junior Co-Managers	CastleOak Securities, L.P. Great Pacific Securities

*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Mizuho Securities USA Inc. toll-free at 1-866-271-7403 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.